Exhibit 15.9

LETTER OF CONSENT

We hereby consent to the reference to our studies relating to the valuation of an embedded derivative included in a loan agreement as of December 31, 2007 and 2006 prepared for Elbit Imaging Ltd. (the “Company”) dated March 2008, in the Annual Report on Form 20-F/A of the Company for the year ended December 31, 2007 and to the incorporation by reference of this Annual Report in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd, as required by the U.S Securities and Exchange Commission.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed with the Annual Report under the provisions of the Securities Act of 1933, as amended.

Very truly yours,
/s/ BDO Ziv Haft Consulting & Management Ltd.

November 17, 2008
Tel Aviv, Israel